Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399



North America's Railroad                                   FOR IMMEDIATE RELEASE




                                        Stock symbols: TSE & ME: CNR / NYSE: CNI



                                                                       www.cn.ca





Canadian National announces executive appointments


MONTREAL, Feb. 8, 2000 -- Canadian National (CN) today announced three executive appointments that will help it take advantage of new market opportunities.


Jean-Jacques Ruest is appointed vice-president, chemicals and petroleum. Ruest, most recently CN's assistant vice-president, petroleum and plastics, will be responsible for marketing and national account sales for CN's network, including former Illinois Central Corporation (IC) territory. Ruest, a former executive of ICI (Canada), a major chemical corporation, joined CN in 1996. He has 21 years' experience in chemicals marketing, logistics, sales, business development and operations.

Ruest will be based in Montreal and replaces Edward Kammerer, who is moving to a new position with special marketing design responsibilities related to the proposed combination of CN and Burlington Northern Santa Fe Corporation (BNSF). Kammerer, appointed CN vice-president, chemicals and petroleum, in 1999, was vice-president, chemicals and petroleum, for IC. Prior to that Kammerer held senior positions at Southern Pacific and in the chemical industry. Kammerer will be based in Chicago.


Ruest and Kammerer will report to James M. Foote, CN's senior vice-president, sales and marketing.


"The repositioning of these senior sales and marketing officers will allow us to keep our focus on achieving this year's business plan while planning carefully for an effective combination with BNSF," said Foote.


Sandi Mielitz is appointed vice-president, commercial development, Prairie division. Mielitz, formerly CN's vice-president, grains and fertilizers (Canada), will be responsible for ensuring the railroad and its customers reap the maximum benefits of the pending reform of Canada's grain handling and transportation system. She will also develop grain and fertilizers strategies related to CN's proposed combination with BNSF. Mielitz joined CN in 1978 and has held positions in public affairs and advertising, treasury, planning and administration and marketing. She will be based in Winnipeg.


Ross Goldsworthy is appointed vice-president, grain and fertilizers (Canada). Goldsworthy, who joined CN in 1981, will lead the marketing teams responsible for CN's Canada-based grain and fertilizers businesses. Goldsworthy, formerly assistant vice-president of the grain business unit at CN, held senior positions in CN's Calgary-based bulk marketing group that served the railroad's coal, fertilizer and sulfur shippers. Goldsworthy will be based in Winnipeg.

Mielitz and Goldsworthy will report to Peter Marshall, vice-president of CN's Prairie division.


Marshall said: "Reform of Canada's grain handling and transportation system in Canada is long overdue. I'm confident that Mielitz and Goldsworthy will put CN's customers in a position to take advantage of new grain opportunities."


CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking shippers and receivers throughout Canada and 34 U.S. states, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity in areas subject to congestion; and improved asset utilization.


Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.


Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). In addition, any documents incorporated by CN by reference in the joint proxy statement/circular/prospectus are available without charge from CN, as described on page three of the joint proxy statement/circular/prospectus.

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Contact: Mark Hallman
         System Director, Media Relations
         (416) 217-6390